Exhibit 99.1

GOLDBELT FILES FINAL FEASIBILITY STUDY
FOR INATA PROJECT

Toronto, Ontario – (October 16, 2007) Goldbelt Resources Ltd. (TSX: GLD) announces that, further to its news release issued October 4, 2007, it has filed the Final Feasibility Study (“the Study”) for the Inata Project on Sedar.

The Study outlines a 2,250,000 tonnes per annum (“tpa”) mill throughput utilizing a cyanide-in-leach (“CIL”) process plant and cash operating costs of US$ 336/oz. The project will have a 7 year mine life with payback after 2.7 years at a US$650/oz gold price.  The Internal Rate of Return (“IRR”) for the project is 49.75% and the undiscounted Net Present Value (“NPV”) is US$128.0 million.

Feasibility Study Summary
Mill throughput	2,250,000 tonnes per annum
Cash Operating Costs	$336/oz
Payback	2.7 years
IRR	49.75%
NPV (at 0% discount)	$128.0 million
Life of Mine (LOM)	7 Years
Project Life	8 Years
Gold Price (per troy ounce)	$650
Reserves (in situ)	944,000 ounces
Metallurgical Recovery (average)	94%
Mine Establishment Duration (MED)	12 Months

The Study is available on Sedar (www.sedar.com). Michael Short, Managing Director, GBM Minerals Engineering Consultants Ltd. is the qualified person and has reviewed the technical data and conclusions contained in this report.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Collin Ellison”
Collin Ellison, President and CEO

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

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